We are withdrawing our offering statement.
A Reg A Tier 2 may be filed in the future.
The deficiencies for our application needs to be dealt with in regards to electronic format, and various other miscellaneous things.

We want to also state that none of the shares related or directly tied to this Reg A have been sold.